[redacted]

AB 3/28

*AB 3/7

SEC
Mail Processing
Section

FEB 24 2012

Washington, DC
123

UN
SECURITIES AND
Washington, D.C. 20549

12011892

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARJENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVENUE, 22ND FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DEPALO, CEO (212) 446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEPIETTO CPA PC
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVENUE, SUITE C114	LAKE SUCCESS	NEW YORK	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, ROBERT DEPALO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARJENT LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

DONALD KAHLER
Notary Public, State of New York
No. 01KA6226339
Qualified in New York County
Commission Expires 08/09/2014

2/14/12

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARJENT LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

DePIETTO CPAs PC
ACCOUNTANTS & ADVISORS

ARJENT LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Contents

INDEPENDENT AUDITORS' REPORT

To the Members of
Arjent LLC

We have audited the accompanying statement of financial condition of Arjent LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in members' equity, and cash flows for the period then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arjent LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.
DePietto CPA PC
Lake Success, New York
February 16, 2012

ARJENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Assets		
Cash	$	86,414
Deposits with clearing organization		75,002
Receivable from clearing organization		266,033
Property, furniture & equipment, at cost less accumulated depreciation of $119,350)		-
Prepaid expenses		29,175
Other assets		310,676
Total assets	$	767,300
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$	43,655
Commissions payable		107,530
Total liabilities		151,185
Members' equity		616,115
Total liabilities and members' equity	$	767,300

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

ARJENT LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2011

Revenues:	
Commission income	$ 5,140,824
Commission on private placements	859,291
Interest and dividend income	51
Postage income	485,503
Other income	16,619
Total revenues	6,502,288
Expenses:	
Advertising	43,846
Clearing fees	151,697
Compensation and broker costs	3,467,407
Depreciation and amortization expense	10,957
Fees	83,376
Insurance	22,394
Office expense	244,803
Payroll tax expense	288,625
Legal and professional fees	150,518
Regulatory expense	92,168
Rent	577,512
Technology and informational services	169,978
Training and development	18,330
Other expenses	1,201,720
Total expenses	6,523,331
Net loss	$ (21,043)

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

ARJENT LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2011

	Total
Members' equity - January 1, 2011	$ 622,158
Contribution	15,000
Net loss	(21,043)
Members' equity - December 31, 2011	$ 616,115

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

ARJENT LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (21,043)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization expense	10,957
Changes in assets and liabilities	
Increase (decrease) in operating assets and liabilities:	
Receivable from clearing organization	74,955
Prepaid expenses	(29,175)
Other assets	10,705
Accounts payable and accrued expenses	(11,950)
Commission payable	(117,035)
Net cash provided by operating activities	(82,586)
Cash flows from financing activities:	
Member contribution	15,000
Net cash provided by financing activities	15,000
Net increase in cash	(67,586)
Cash - beginning of year	154,000
Cash - end of year	$ 86,414

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

ARJENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 1: Nature of Business

Organization

Arjent LLC (The "Company") is a Delaware limited liability company located in Manhattan, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

NOTE 2: Summary of Significant Accounting Policies

a) Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, The FASB Accounting Standards and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds and U.S. treasury obligations to be cash and cash equivalents.

<u>Concentration of Credit Risk</u>
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. As of October 3, 2008 the Federal Deposit Insurance Corporation (FDIC) increased its limits from $100,000 to $250,000. At December 31, 2011, the accounts did not exceed insured limits.

ARJENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 2: Summary of Significant Accounting Policies (cont.)

c) Securities Transactions and Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

d) Income Taxes

The company operates as a limited liability company for tax purposes. The members of the Company are entities that have elected to distribute their proportionate share of membership taxable income or loss to the shareholders' of the entities in their respective income tax returns based on capital provided. The Company is not subject to federal and state income tax, and thus no federal or state income tax expense has been recorded at December 31, 2011.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

e) Property and Equipment

Furniture, fixtures and equipment are carried at cost, net of accumulated depreciation. Furniture and fixtures and equipment are depreciated on a straight-line basis over the estimated useful life of the respective assets.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

ARJENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 2: Summary of Significant Accounting Policies (cont.)

g) Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2011 there were no assets or liabilities subject to fair value measurement.

NOTE 3: Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. As per page 11 and 12, the company's current requirement is $10,079 at December 31, 2011, the Company had a net capital of $238,139 which was $228,060 in excess of its required net capital of $10,079. The Company's net capital ratio was 0.64 to 1.

ARJENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 4: Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commissions earned.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 6: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k) (2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with RBC Correspondent Services, a division of RBC Capital Markets, LLC ("RBC") and promptly transmits all customer funds and securities to RBC. RBC carries all of the accounts of such customers and maintains and preserves such books and records.

ARJENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 7: Commitment and Contingencies

The Company has a month to month sublease agreement with Q-Media, Inc. for office space at the Company's current location. The on-going agreement calls for a monthly payment of approximately $30,000.

On November 3, 2011, the SEC entered an order of investigation as to the company of wholly unspecified allegations of violations of securities law. The Company is not aware of any conduct by which it violated any law. Since the investigation is in its early stage, it is not possible to determine the impact if any, on the company's financial position.

NOTE 8: Subsequent Events

We have evaluated all events or transactions that occurred from December 31, 2011 through February 16, 2012 the date our financial statements were available to be issued.